Mail Stop 4561
                                                            September 13, 2018


Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Amendment No. 5 to Registration Statement on Form S-1 Filed August 29, 2018
              File No. 333-222978

Dear Mr. Mardikian:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2018 letter.

General

1. The agreement that you filed as an exhibit in response to prior comment 1 provides for a finder's fee to the extent that you refer clients that may be interested in investing in
       ICOMethod's area of operations, including initial coin offerings, capital raising ventures, and joint ventures. In this regard, we also note the mCig press release dated January 24,
       2018 indicates that ICOMethod took "an equity position in two upcoming companies'
       pre-ICO projects." Please specifically describe each of the services that ICOMethod provides and clarify whether ICOMethod holds client funds and securities, solicits investors, or negotiates or effects transactions in securities. Provide a detailed explanation as to why you and ICOMethod do not need to register as broker-dealers under Section 15(b) of the Exchange Act.
 Alex Mardikian
OBITX, Inc.
September 13, 2018
Page 2

Notes to Financial Statements for the interim period ended April 30, 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policies, page F-18

2. We note that your revised disclosures here appear to address your revenue recognition policies under ASC 605. Since you adopted ASC 606 effective February 1, 2018, the disclosures here should address your revenue recognition policies and disclosure requirements under the guidance in ASC 606. Please revise accordingly.

Note 10. Subsequent Events, page F-25

3. We note you intend to liquidate the 35 ATMs currently in your possession. Please tell us how you accounted for these ATMs under the guidance in ASC 360-10-35. Specifically, revise to address how you considered whether these assets should be impaired given your departure from this business and sale of the ATMs without manufacturer support from
       KrypNetwork.


        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information
                                                           Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon